UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 000-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 HaCharoshet St.,

Raanana 4365603
                       Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) and Form F-3 (File No. 333-194338).

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL INFORMATION

AS OF SEPTEMBER 30, 2015

UNAUDITED

- - - - - - - - - - - -

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2015	2014	2014
	Unaudited		Audited
	U.S. dollars in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4,300	2,361	2,159
Short-term deposits	-	544	-
Marketable securities	256	-	-
Trade receivables	-	134	-
Other accounts receivable	231	616	437
Restricted deposits	31	22	21
Inventories	-	222	-

	4,818	3,899	2,617

Assets of disposal group classified as held for sale	-	-	505

	4,818	3,899	3,122

NON-CURRENT ASSETS:
Property, plant and equipment, net	21	26	24
Intangible assets, net	2,646	2,763	2,498

	2,667	2,789	2,522

Total assets	7,485	6,688	5,644

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2015	2014	2014
	Unaudited		Audited
	U.S. dollars in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	52	484	217
Other accounts payable	210	700	298

	262	1,184	515

Liabilities of disposal group classified as held for sale	-	-	450

	262	1,184	965

NON-CURRENT LIABILITIES:
Employee benefit liabilities	-	27	-

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	6,606	6,198	6,198
Share premium and options	150,748	148,276	148,276
Accumulated deficit	(150,151)	(147,589)	(148,322)
Treasury shares	-	(1,501)	(1,501)
Reserve from transactions with non-controlling interests	20	9	9

	7,223	5,393	4,660
Non-controlling interests	-	84	19

Total equity	7,223	5,477	4,679

Total liabilities and equity	7,485	6,688	5,644

The accompanying notes are an integral part of the financial statements.

/s/ Shlomo Shalev	/s/ Josh Levine	/s/ David Kestenbaum
Shlomo Shalev	Josh Levine	David Kestenbaum
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements by the Company's Board: November 30, 2015.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	U.S. dollars in thousands (except per share data)

Research and development expenses	(245)	(121)	(134)	(40)	(278)
General and administrative expenses	(1,008)	(1,243)	(262)	(327)	(1,744)

Operating loss	(1,253)	(1,364)	(396)	(367)	(2,022)

Finance income	29	15	10	(7)	41
Finance expenses	(262)	(70)	(57)	(65)	(138)

Finance income (expenses), net	(233)	(55)	(47)	(72)	(97)

Loss from continuing operations	(1,486)	(1,419)	(443)	(439)	(2,119)

Loss from discontinued operations	(460)	(620)	-	(129)	(746)

Total loss for the period	(1,946)	(2,039)	(443)	(568)	(2,865)

Loss for the period attributable to:
Equity holders of the Company	(1,948)	(1,759)	(443)	(510)	(2,527)
Non-controlling interests	2	(280)	-	(58)	(338)

	(1,946)	(2,039)	(443)	(568)	(2,865)

Basic and diluted loss per share from continuing and discontinued operations (in U.S. dollars):
From continuing operations	(0.006)	(0.005)	(0.002)	(0.001)	(0.009)
From discontinued operations	(0.002)	(0.003)	-	(0.002)	(0.002)

Loss per share for the period	(0.008)	(0.008)	(0.002)	(0.003)	(0.011)

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Nine months ended September 30, 2015
	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2015 (audited)	6,198	148,276	(148,322)	(1,501)	9	4,660	19	4,679

Loss for the period	-	-	(1,948)	-	-	(1,948)	2	(1,946)

Share-based payment to employees and others	-	-	119	-	-	119	-	119
Issuance of shares and warrants	408	3,059	-	-	-	3,467	-	3,467
Deconsolidation of subsidiary	-	(587)	-	1,501	11	925	(21)	904

Balance as of September 30, 2015 (unaudited)	6,606	150,748	(150,151)	-	20	7,223	-	7,223

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Nine months ended September 30, 2014
	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Reserve from transactions with non-controlling interests	Total	Non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2014 (audited)	6,093	148,327	(146,073)	(2,091)	9	6,265	520	6,785

Loss for the period	-	-	(1,759)	-	-	(1,759)	(280)	(2,039)

Total comprehensive loss	-	-	(1,759)	-	-	(1,759)	(280)	(2,039)

Share-based payment to employees and others	-	-	243	-	-	243	7	250
Share-based payment to vendor	14	158	-	-	-	172	-	172
Sale of treasury shares	-	(197)	-	590	-	393	(163)	230
Exercise of warrants and stock options into shares	91	(12)	-	-	-	79	-	79

Balance as of September 30, 2014 (unaudited)	6,198	148,276	(147,589)	(1,501)	9	5,393	84	5,477

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Three months ended September 30, 2015
	Share capital	Share premium and options	Accumulated deficit	Reserve from transactions with non-controlling interests	Total
	U.S. dollars in thousands

Balance as of July 1, 2015 (unaudited)	6,606	150,748	(149,744)	20	7,630

Loss for the period	-	-	(443)	-	(443)

Share-based payment to employees and others	-	-	36	-	36

Balance as of September 30, 2015 (unaudited)	6,606	150,748	(150,151)	20	7,223

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Three months ended September 30, 2014
	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Reserve from transactions with non-controlling interests	Total	Non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of July 1, 2014 (unaudited)	6,180	148,146	(147,126)	(1,501)	9	5,708	141	5,849

Loss for the period	-	-	(510)	-	-	(510)	(58)	(568)
Other comprehensive loss	-	-	-	-	-	-	-	-

Total comprehensive loss	-	-	(510)	-	-	(510)	(58)	(568)

Share-based payment to employees and others	-	-	47	-	-	47	1	48
Share-based payment to vendor	14	121	-	-	-	135	-	135
Exercise of warrants and stock options into shares	4	9	-	-	-	13	-	13

Balance as of September 30, 2014 (unaudited)	6,198	148,276	(147,589)	(1,501)	9	5,393	84	5,477

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Year ended December 31, 2014
	Attributable to equity holders of the Company
	Share capital	Premium on shares, options and warrants	Accumulated deficit	Treasury shares	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2014 (audited)	6,093	148,327	(146,073)	(2,091)	9	6,265	520	6,785

Total comprehensive loss	-	-	(2,527)	-	-	(2,527)	(338)	(2,865)

Share-based payment to employees and others	-	-	278	-	-	278	-	278
Issuance of shares	14	158	-	-	-	172	-	172
Sale of treasury shares	-	(197)	-	590	-	393	(163)	230
Exercise of options into shares	91	(12)	-	-	-	79	-	79

Balance as of December 31, 2014 (audited)	6,198	148,276	(148,322)	(1,501)	9	4,660	19	4,679

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Loss for the period	(1,946)	(2,039)	(443)	(568)	(2,865)
Adjustments to reconcile loss to net cash used in operating activities (a)	583	243	5	113	395

Net cash used in operating activities	(1,363)	(1,796)	(438)	(455)	(2,470)

Cash flows from investing activities:

Proceeds from sale of investment in associate	-	291	-	-	291
Sale of investment in subsidiary	20	-	-	-	-
Decrease (increase) in restricted deposit	(10)	1	1	166	2
Decrease (increase) in short-term bank deposits	-	701	-	-	1,216
Purchase of property, plant and equipment	(2)	(10)	-	-	(10)
Purchase of intangible assets	(64)	-	(64)	-	-
Other investments	-	-	-	-	-

Net cash provided by (used in) investing activities	(56)	983	(63)	116	1,499

Cash flows from financing activities:

Sale of treasury shares	-	230	-	-	230
Proceeds from issuance of shares and warrants	3,559	-	-	-	-
Proceeds from exercise of stock options into shares	-	79	-	13	79

Net cash provided by financing activities	3,559	309	-	13	309

Increase (decrease) in cash and cash equivalents	2,140	(504)	(501)	(276)	(662)
Gains (losses) from exchange rate differences on cash and cash equivalents	1	(22)	(19)	(39)	(14)
Reclassification of cash in subsidiary to assets of disposal group held for sale	-	-	-	-	(52)
Cash and cash equivalents at the beginning of the period	2,159	2,887	4,820	2,676	2,887

Cash and cash equivalents at the end of the period	4,300	2,361	4,300	2,361	2,159

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	U.S. dollars in thousands
(a) Adjustments to reconcile loss to net cash used in operating activities:

Income and expenses not involving cash flows:

Depreciation and amortization	5	43	1	11	53
Impairment of fixed and intangible assets in subsidiary	-	141	-	-	142
Share-based payment transactions to employees and others	119	250	36	48	278
Revaluation of short-term deposits	-	33	-	40	62
Exchange rate differences on operating activities	(1)	22	19	39	14
Disposal of investment in subsidiary	464	-	-	-	-
Change in employee benefit liabilities, net	-	16	-	-	12
Change in marketable securities fair value	219	-	25	-	-

	806	505	81	138	561

Changes in operating asset and liability items:

Decrease (increase) in trade receivables	-	(8)	-	10	58
Decrease (increase) in other accounts receivable	3	(299)	(107)	50	(130)
Decrease (increase) in inventories	-	80	-	79	184
Decrease in trade payables	(183)	(131)	(9)	(41)	(210)
Increase (decrease) in other accounts payable	(43)	96	40	(123)	(68)

	(223)	(262)	(76)	(25)	(166)

	583	243	5	113	395

(b) Additional information on cash flows from operating activities:

Interest received	-	3	-	-	9

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	U.S. dollars in thousands

(c) Non-cash activities:

Conversion of convertible loan into capital in subsidiary	50	-	-	-	-

Share-based payment for intangible assets	84	172	-	172	172

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	U.S. dollars in thousands

Disposal of consolidated subsidiary (see Note 5):

Non-current assets held for sale	507	-	-	-	-
Non-current liabilities held for sale	(449)	-	-	-	-
Disposal of treasury shares	1,501	-	-	-	-
Negative premium from disposal of treasury shares	(587)	-	-	-	-
Investment in associate at fair value	(482)	-	-	-	-
Loss from disposal of subsidiary	(464)	-	-	-	-
Non-controlling interests	(26)	-	-	-	-

	-	-	-	-	-

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

NOTE 1:- GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (the “Company”) is engaged in the development of therapeutics for the treatment of unmet medical needs. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 5 HaCharoshet Street, Raanana 43656.

The Company’s American Depository Shares (“ADSs”) are listed for trading on the Nasdaq Capital Market and its ordinary shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

On July 25, 2012, the Company completed the acquisition of approximately 50.79% of the issued and outstanding share capital of InterCure Ltd. (“InterCure”), a public company whose shares are traded on the TASE. As of September 30, 2015, the Company held approximately 5.82% of InterCure’s issued and outstanding share capital. For additional information, see Note 5 below.

The Company is in the planning stages and is undertaking various activities, regulatory and other, in order to perform an advanced clinical trial in hCDR1, a Phase 2-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). Based on the Company’s current business plans and estimates, the clinical trial is expected to commence in the middle of 2016.

As of September 30, 2015, the Company has the following subsidiary:

Xtepo Ltd. – a private company incorporated in Israel which holds a license for the exclusive use of the patent for recombinant EPO (“rHuEPO”) for the treatment of multiple myeloma patients.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

NOTE 1:-	GENERAL (Cont.)

b.	The Company has incurred continuing losses and depends on outside financing resources to continue its activities. Based on existing business plans, the Company’s management estimates that its outstanding cash and cash equivalent balances, including short-term deposits, will allow the Company to finance its activities for an additional period of at least 12 months from the date of approval of these financial statements. However, the amount of cash which the Company will need in practice to finance its activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management’s current expectations as of the date of these financial statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control.

The Company expects to incur additional losses in 2015 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company may be required to raise additional funds in the future by issuing securities. Should the Company fail to raise additional capital in the future under terms that are acceptable to the Company or at all, it will be required to minimize its activities or sell or grant a sublicense to third parties to use all or part of its technologies.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

NOTE 2:-	BASIS OF PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS

a.	The condensed consolidated financial information of the Company as of September 30, 2015 and 2014, and for the respective interim periods of three and nine months then ended (“interim financial information”) has been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) and includes the additional disclosure requirements in accordance with Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This interim financial information does not contain all the information and disclosures that are required in the framework of the annual financial statements. This interim financial information should be read in conjunction with the annual financial statements for 2014 and the accompanying notes which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and include additional disclosure requirements in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

b.	Estimates – the preparation of the interim financial statements requires the Company's management to make judgments and to use accounting estimates and assumptions that have an effect on the application of the Company's accounting policies and on the reported amounts of assets, liabilities and expenses. Actual results could differ from those estimates.

In the preparation of these condensed consolidated interim financial statements, the significant judgment exercised by management in applying the Company's accounting policies and the uncertainties involved in the key sources of the estimates were identical to those in the annual consolidated financial statements for the year ended December 31, 2014.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies and methods of computation adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the annual financial statements for 2014.

Disposal of subsidiary

(i)	When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate or financial asset.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

NOTE 4:	SIGNIFICANT EVENTS DURING THE PERIOD

a.	On January 21, 2015, the Company issued Yeda 802,912 ordinary shares of the Company of NIS 0.1 par value each, as the second of six installments for the patent expenses reimbursement mentioned in Note 14g to the Company’s 2014 financial statements, representing a value of approximately $84 thousand.

b.	On February 1, 2015, the Company sold 2,166,667 shares of InterCure to a non-related third party, for an amount of approximately $17 thousand. As a result, the Company’s holding in InterCure’s issued and outstanding share capital decreased to approximately 49.87%.

c.	On February 12, 2015, the outstanding loan of $ 50 thousand owed by InterCure to the Company was converted into 569,470 ordinary shares of InterCure, as part of the execution of the Agreement as presented in Note 5 to the Company’s 2014 financial statements. After the conversion and the execution of the Agreement, the Company’s holding in InterCure’s issued and outstanding share capital decreased to 36.53%.

d.	On February 12, 2015, the board of directors of the Company approved a grant to the the Company’s Chief Financial Officer of 100,000 non-tradable stock options, exercisable into 100,000 ordinary shares of the Company, NIS 0.1 NIS par value each, with an exercise price of NIS 0.40 per-option. 50,000 options shall vest immediately following the grant date, and the remaining 50,000 options shall vest on a quarterly basis over a period of three years. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant was approximately $8,000.

e.	On March 23, 2015, InterCure issued 37,804,012 ordinary shares as part of a rights offering, thus diluting the Company’s holding in InterCure’s issued and outstanding share capital to approximately 6.16%.

f.	On March 25, 2015, an extraordinary general meeting of shareholders of the Company approved the following proposed resolutions:

1.	Nomination of Osnat Hillel Fain and Oded Nagar as external independent directors for a term of three years, until March 22, 2018. Mrs. Hillel Fain and Mr. Nagar will each be granted monetary remuneration as set forth in the notice of the extraordinary general meeting of the Company, including the grant of 150,000 non-tradable stock options, without consideration, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each, with an exercise price of NIS 0.40 per-option. 50,000 options shall vest following the lapse of twelve months from the grant date and the remaining 100,000 options shall vest on a quarterly basis over a period of two years. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant was approximately $25,000.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

NOTE 4:	SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

2.	Revision of the compensation of the Company’s Chief Executive Officer, by means of an allocation of 100,000 non-tradable stock options, exercisable into 100,000 ordinary shares of the Company, NIS 0.1 NIS par value each, with an exercise price of NIS 0.40 per option. 50,000 options shall vest immediately following the grant date and the remaining 50,000 options shall vest on a quarterly basis over a period of three years. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant was approximately $8,000.

g.	On March 31, 2015, the Company and Green Forest (as defined below) mutually agreed to terminate the voting agreement signed by the parties on February 12, 2015. Following said termination, the directors appointed by the Company resigned from the board of directors of InterCure.

h.	In April 2015, the Company raised $ 4.0 million by means of issuing a total of 1,777,778 ADSs to several investors. In addition, under the share purchase agreements, the investors received unregistered warrants to purchase 888,889 ADSs. The warrants may be exercised from the six-month anniversary of the issuance date and for five years thereafter and have an exercise price of $2.25 per ADS, subject to adjustment as set forth therein.

i.	On April 2, 2015, InterCure issued the Second Round Allotted Shares as per the Agreement, thus diluting the Company’s holding in InterCure’s issued and outstanding share capital to approximately 5.82%.

j.	On June 1, 2015, the board of directors of the Company approved a grant to the Chief Financial Officer of the Company of 200,000 non-tradeable stock options, exercisable into 200,000 ordinary shares of the Company, NIS 0.1 NIS par value each, with an exercise price of NIS 0.4283 per option. 1/3 of the options shall vest following the lapse of twelve months from the grant date and the remaining 2/3 of the options shall vest on a quarterly basis over a period of two years. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant was approximately $14,000.

k.	On August 31, 2015, David Bassa, Chairman of the board of directors, informed the Company that he was resigning as the Chairman for personal reasons, effective immediately, but that he will remain and continue to serve as a director of the Company. On the same day, Shlomo Shalev, an existing director of the Company, was appointed to serve as interim Chairman of the board of directors, effective immediately.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

NOTE 5:	DECONSOLIDATION OF SUBSIDIARY

In November 2014, InterCure announced that its audit committee and board of directors approved the signing of an agreement with Green Forest Global Ltd. (the “Agreement” and “Green Forest”, respectively) a company wholly owned by Alexander Rabinovitch, an interested party in the Company.

Pursuant to the Agreement, following a reverse split in InterCure shares at a 10:1 ratio, InterCure agreed to issue to Green Forest 2,622,647 ordinary shares of InterCure (the “First Round Allotted Shares”) representing 34.23% of the issued and outstanding shares of InterCure at the time of the issuance for an investment of $230 thousand. Further, upon InterCure’s shares return to the main list of the TASE, InterCure agreed to issue an additional 2,622,648 ordinary shares of InterCure to Green Forest for an additional investment of $230 thousand (the “Second Round Allotted Shares”).

In addition, at the time of and as a condition for the completion of the transaction, the outstanding loan of $50 thousand owed by InterCure to the Company was agreed to be converted to 569,470 ordinary shares of InterCure.

On December 23, 2014, the extraordinary general meeting of InterCure approved the Agreement. Accordingly, InterCure’s net assets were reclassified in the Company’s financial statements for the year ended December 31, 2014, and grouped into two separate items: Assets of Disposal Group Classified as Held for Sale and Liabilities of Disposal Group Classified as Held for Sale, in accordance with guidelines set forth in IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations.

The Agreement became effective as of February 12, 2015. After the issuance of the 2,622,647 First Round Allotted Shares, as well as the conversion of the loan granted to InterCure into 569,470 ordinary shares of InterCure, the Company’s holdings in InterCure were diluted to 36.53% of the issued and outstanding share capital of InterCure, representing a loss of effective control in InterCure as of that date.

As a result of the accounting treatment for the deconsolidation of InterCure, the Company recorded a loss from discontinued operations of $464 thousand. In addition, the Company recorded its remaining investment in InterCure shares at a fair value of $482 thousand, as quoted on the TASE as of the loss of control date.

On March 23, 2015, InterCure issued 37,804,012 ordinary shares as part of a rights offering, thus diluting the Company’s holding in InterCure’s issued and outstanding share capital to approximately 6.16%.

On April 2, 2015, InterCure issued the Second Round Allotted Shares, thus diluting the Company’s holding in InterCure’s issued and outstanding share capital to approximately 5.82%.

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SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: December 29, 2015	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer